Montgomery, McCracken, Walker & Rhoads, llp
attorneys at law

Don E. Felice	123 South Broad Street	Direct Dial
Admitted in	Avenue of the Arts	(215) 772-7385
Pennsylvania & New Jersey	Philadelphia, PA 19109-1029	dfelice@mmwr.com
215-772-1500
Fax 215-772-7620
August 26, 2011
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re: HC Capital Trust (“Registrant”) Post-Effective Amendment No. 57 1933 Act Registration No. 33 87762 1940 Act Registration No. 811 8918
Ladies and Gentlemen:
On behalf of the above-referenced Registrant, please find enclosed herewith for filing pursuant to Rule 485(a) under the Securities Act of 1933 and the Investment Company Act of 1940, Post Effective Amendment No. 57 for the Registrant (the “Amendment”).
This Amendment is being filed to reflect changes to the Trust’s Registration Statement pursuant to the Securities and Exchange Commission’s March 31, 2009 amendments to Form N-1A, in order to enhance the disclosures that are provided to mutual fund investors.

Very truly yours,

/s/ Don E. Felice Don E. Felice
Enclosure
cc (w/enc):
Audrey Talley, Esq.
Robert J. Zion
♦ Philadelphia, PA ♦ Cherry Hill, NJ ♦ Wilmington, DE ♦ Berwyn, PA ♦ West Chester, PA ♦
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LOUIS A. PETRONI — NEW JERSEY RESPONSIBLE PARTNER